FORM 1-A

Regulation A Offering Statement

Part II – Offering Circular

CNote Group, Inc.

2323 Broadway, Oakland, CA 94612

(510) 431-2422

https://www.mycnote.com

July 22, 2026

This Offering Circular Follows the Form 1-A Disclosure Format

CNote Group, Inc., a Delaware public benefit corporation (“CNote,” the “Company,” “us,” or “we”), is offering up to $50,000,000 of promissory notes (the “Notes”) to the public (the “Offering”). A complete description of the Notes appears under “Securities Being Offered.” Individuals and entities that purchase Notes are referred to as “Investors.”

The Offering has no minimum amount. The Company may deploy capital as soon as it is raised, without waiting until any minimum amount has been received.

The Offering will begin upon qualification of the offering statement by the SEC and will end upon the earliest of (i) the sale of all the Notes we are offering, (ii) a date determined by the Company in its sole discretion, or (iii) the date the Offering is required to terminate by law.

The Company is selling Notes directly to the public through its website at https://www.mycnote.com (the “Platform”), without the use of a placement agent, broker, or underwriter. No commissions are being paid.

Security	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to Other Persons	Interest Rate Range
$1.00 Note	$1.00	$0	$1.00	$0	1%–7%
Total	$50,000,000	$0	$1.00	$0	1%–7%

Investing in our Notes is speculative and involves substantial risks, including the risk that you could lose all your money. Before investing, you should carefully review “Risks of Investing.”

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV. FOR MORE INFORMATION, SEE “LIMIT ON AMOUNT A NON-ACCREDITED INVESTOR CAN INVEST.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NORTH AMERICAN SECURITIES ADMINISTRATORS ASSOCIATION UNIFORM LEGEND:

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

SUMMARY OF OUR BUSINESS

Our Mission

CNote is a business on a mission to close the wealth gap through financial innovation. Using technology and a community-first framework, CNote enables individuals and institutions to invest locally at scale in fixed-income and deposit solutions that advance community development, economic opportunity, and financial access. CNote’s solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities across the United States through relationships with community financial organizations (“CFOs”).

Community Financial Organizations

A community financial organization or “CFO” means a U.S.-based mission-driven financial institution, lender, loan fund, bank, credit union, nonprofit financing entity, or other financing organization that promotes community development, economic opportunity, or financial access by providing or supporting financing for underserved people, businesses, nonprofit organizations, projects, or communities. CFOs may finance, directly or indirectly, affordable housing, schools, community facilities, clean energy projects, small businesses, and other activities intended to expand access to capital, provide essential services, create or retain jobs, or support economically distressed or underserved communities.

CFOs raise capital from a variety of sources, including financial institutions, government agencies, religious institutions, foundations, and individuals, but rely primarily on institutional investors such as banks and foundations. The Company believes there is an opportunity for individual investors to support these vital community lenders.

One type of CFO is a Community Development Financial Institution, or “CDFI.” A financial institution that wants to become a CDFI must meet specified eligibility criteria established by the U.S. Department of the Treasury's CDFI Fund, including demonstrating that it is a legal entity with a primary mission of promoting community development by serving economically distressed people and places. Since the CDFI Fund's creation in 1994, the CDFI industry has grown into a more than $436 billion industry, with over 1,400 certified CDFIs operating nationwide, extending financing to borrowers such as schools, community centers, affordable housing developments, and small businesses. Of our loans to CFOs, approximately 100% are made to CDFI loan funds.

Two Components of Our Business

Our business has two principal components:

Lending Business. We lend money directly to CFOs using capital raised from investors. From inception through December 31, 2025, the Company has made loans to 48 CFOs in the aggregate principal amount of $168 million, received approximately $65 million in repayments, including interest, and renewed approximately $40 million in matured loan principal. The Company profits on the difference between the interest it charges CFO borrowers and the interest it pays to investors.

Deposit Administration Business. We provide proprietary data about CFOs to clients, which rely on our data to open interest-bearing accounts at CFOs. From inception through December 31, 2025, our clients have made approximately $549 million in such deposits. The Company earns fees for providing this service.

See “Our Company and Business” for more information.

TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING STATEMENTS	2
RISKS OF INVESTING	3
OUR COMPANY AND BUSINESS	7
SECURITIES BEING OFFERED	12
LIMIT ON AMOUNT A NON-ACCREDITED INVESTOR CAN INVEST	14
PLAN OF DISTRIBUTION	15
USE OF PROCEEDS	16
OUR MANAGEMENT TEAM	17
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	19
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN INVESTORS	20
TRANSACTIONS WITH RELATED PARTIES	21
MANAGEMENT DISCUSSION	22
FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS	25
GLOSSARY OF DEFINED TERMS	26
PART III – EXHIBITS	27

1

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements, which include financial projections and other statements relating to events or conditions in the future. Forward-looking statements often include words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” or “will.”

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. Actual results could, and almost certainly will, differ from those anticipated or implied in any forward-looking statement, and the differences could be material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law.

GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

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RISKS OF INVESTING

BUYING NOTES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE SOME OR ALL OF YOUR MONEY. THIS SECTION DESCRIBES WHAT WE BELIEVE ARE THE MOST SIGNIFICANT RISK FACTORS AFFECTING THE COMPANY AND ITS INVESTORS. THE ORDER IN WHICH THESE FACTORS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME FACTORS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Your Money: When you buy a certificate of deposit from a bank, the federal government (through the FDIC) guarantees you will get your money back up to $250,000 per institution. Buying our Notes is not like that. The Company’s ability to make payments to you depends on several factors, including many beyond our control. Nobody guarantees that you will receive payments, and you might lose some or all your money.

The Notes Are Unsecured and Not Guaranteed: The Notes are not secured by any collateral and not guaranteed by anyone other than the Company itself. If the Company defaults, Investors would not be able to look to any specific assets of the Company or to any other party for repayment, and the claims of Investors would be subordinate to the claims of secured lenders.

Our Loans to CFOs Are Also Unsecured and Uninsured: Our loans to CFOs are unsecured. If a CFO defaults, the Company would stand in line with other unsecured creditors. The Company does not carry insurance on its loans.

Lack of Diversification: Although the Company is working to expand its pool of borrowers, to date it has loaned money to only 48 CFOs. Each CFO has, in turn, a finite and limited number of customers and borrowers. As a result, our risk is more concentrated than it would be with a larger pool.

Credit Risk of CFO Borrowers: We make loans to CFOs, which in turn make loans in communities underserved by traditional financial institutions. Although our operations seek to diversify exposure by lending to a variety of CFOs, if the CFOs are unable to collect on their loans and are unable to make payments required by the terms of our loans to them, we may be unable to make payments required by the terms of the Notes.

Our Due Diligence Process Might Prove Inadequate: Although we perform significant due diligence on prospective borrowers, due diligence cannot guarantee that borrowers will repay their loans. There is no way to review every possible factor; information could be hidden from us, intentionally or unintentionally; and it is possible that we would reach incorrect conclusions from the information presented.

The Notes May Be Called by the Company: Although the Notes have a stated maturity of 30 months, the Company may “call” them at any time by pre-paying outstanding principal and interest. This means an Investor may not earn the stated rate of interest for as long as anticipated at the time of purchase.

Limited Right to Demand Payment Before Maturity: Each calendar quarter, an Investor may, by giving 30 days’ prior notice, elect to receive a payment no greater than 10% of the outstanding principal. However, the Company may limit such requests depending on available funds.

Risk of Regulation: Changes in laws, regulations, or their interpretation could adversely affect our ability to operate or make it more difficult or costly to originate additional loans. A material failure to comply with applicable laws or regulations could result in regulatory actions, lawsuits, and reputational damage, which could have a material adverse effect on our business and financial condition. Additionally, regulations promulgated under the Community Reinvestment Act, if altered or repealed, could materially affect CFOs and their access to capital.

Risk of Weakening Economy and Recession: Uncertainty and negative trends in general economic conditions in the United States and abroad have historically created a difficult environment for companies in the lending industry. Factors beyond our control, including the political climate, unemployment levels, tariffs, interest rates, natural disasters, acts of war, terrorism, and pandemics, may have a detrimental impact on operating performance. Small business borrowers served by our CFO borrowers may be especially sensitive to these macroeconomic factors. In the current economic environment, factors such as increased tariffs, slowing economic growth, shifting inflation, declining consumer confidence, and global uncertainty increase the risk of recession, which could lead to increased market volatility, declining asset values, reduced liquidity, and heightened credit risk.

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We Have Only a Thin Cushion Against Losses: As of December 31, 2025, our total assets were $71,135,165 and our total liabilities were $70,315,043, a difference of only $820,122 (stockholder equity). Our assets reflect a reserve of $106,455 for potential loan losses (1%). Thus, our loan loss reserve and equity capital represent only approximately 1.3% of our total assets. If losses on our loan portfolio exceed this amount, we may be unable to repay noteholders the full amount of principal and interest owed to them. While we have not experienced any loan losses since we began lending money to CFOs, this might not be indicative of how our loan portfolio will perform in the future.

Competition: We face potential competition from newly-formed companies, existing lenders, commercial banks, and other financial technology companies. Our competitors, especially banks, have substantially more resources than we do and spend millions of dollars on marketing. If we are unable to attract investors, clients, and partners, our results of operations will be adversely affected.

Need to Attract and Retain Qualified Personnel: Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation structure. The loss of any senior management or key employees could materially adversely affect our ability to execute our business plan. Our executive officers and other employees are at-will employees, and their knowledge of our business and industry would be extremely difficult to replace.

We Have a History of Losing Money: In our fiscal years ended December 31, 2024 and December 31, 2025, we had net losses of approximately $2,469,000 million and $1,162,000 million, respectively. We might not be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract new investors, compete, or maintain operations.

We Have a Limited Operating History: We have a limited operating history in an evolving fintech industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter, including our ability to: increase the number and volume of our loans; increase the number of our borrowers; develop new products and services; compete with other companies; navigate economic conditions and fluctuations in the credit market; manage growth; develop technology systems; adopt new technologies, such as artificial intelligence; maintain financial controls; attract and retain qualified personnel; and expand our business into adjacent markets.

We Rely on Our Management Team: We rely on our management team and need additional key personnel to grow our business. The loss of key employees or inability to hire key personnel could harm our business.

Risk Associated with Government Closures and Workforce Reductions: Recent federal administration changes have reduced federal government spending and agency workforces in ways that could disrupt the economy and specific industries relevant to our business and our CFO borrowers.

Risk of Competition from AI-Assisted Lenders: Artificial intelligence, or AI, is being adopted by many businesses, with varying levels of success. It is possible that a company in our industry would use AI in an especially effective way, giving it a clear competitive advantage.

Risk of Adverse Political Environment: The current administration has shown concern toward initiatives around supporting underserved communities. The Company’s mission is to close the wealth gap through financial innovation. It is possible that the administration would seek to change the law, or interpretations of the law, or act outside the law, in a way that would damage our business.

We Have a Small Number of Employees: We have a small number of full-time employees. Each plays a significant role in our success, covering engineering and programming, sales and marketing, finance and credit, legal and regulatory, and administration and operations. The loss of any employee could have a material adverse impact on our operations. Because each employee plays such a critical role, any instances of human error or poor business judgment could negatively impact the Company.

We May Require More Capital: Even if we raise the full amount sought in this Offering, we may need additional capital. There is no guarantee that we will be able to raise the capital we need on acceptable terms, or at all. If we fail to raise the capital we need, our business will suffer and could ultimately fail.

Our Risk Management Efforts Might Not Be Effective: We could incur substantial losses if we are unable to effectively identify, manage, monitor, and mitigate financial and operational risks, including credit risk, interest rate risk, and liquidity risk. To the extent our models do not adequately identify potential risks, the risk profile of our borrowers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all risks we are exposed to or to mitigate identified risks.

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Our Allowance for Loan Losses Might Prove Inadequate: We have established a loan loss reserve of approximately 1% of the principal amount of loans outstanding, which may not be adequate to cover actual losses. Since inception, the Company has not experienced any loan losses.

Risks of Reputational Damage: We depend heavily on our relationships and reputation to attract borrowers and large financial institutions. If for any reason our reputation is damaged, it could have a significant adverse effect on our ability to attract investors and raise capital.

Risks Arising from Personal Information: We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data. Federal, state, and foreign laws regulate the storing, sharing, use, disclosure, and protection of personally identifiable information. Violations of these laws may require us to change our business practices, address legal claims, and sustain monetary penalties or other harms to our business.

Risks from Using Third Parties: We use third-party service providers for many components of our operations. The continuous availability of our service depends on these providers. If there are lapses of service or damage to third-party facilities, we could experience lengthy interruptions as well as delays and additional expenses in arranging replacements. Disputes with our third-party providers could also result in extensive disruptions and costs.

Cybersecurity Incidents or Technology Failures: We rely on technology systems and third-party service providers to operate our business, process transactions, communicate with investors and partners, and maintain confidential information. A cybersecurity incident, unauthorized access, system failure, or service disruption affecting our systems or those of our service providers could result in operational delays, loss or misuse of confidential information, regulatory inquiries, reputational harm, or financial losses, any of which could materially adversely affect our business, financial condition, and results of operations.

We Do Not Have a Backup Loan Servicer: Currently we service all loans in-house and do not have a backup outside servicer. Should the Company cease operations, the lack of an available servicer could cause delays in obtaining payments from borrowers.

Future Securities Could Have Superior Rights: The Company might issue securities in the future with rights superior to those associated with the Notes. For example, the Company could issue a class of debt securities secured by Company assets.

SEC Regulation and Oversight: This Offering is being conducted pursuant to Regulation A. The SEC has the authority to suspend, temporarily or permanently, any Regulation A offering if it suspects or determines that there have been material violations of Regulation A’s requirements. Were that to happen, the Company’s ability to raise additional capital could be substantially impaired or precluded.

Risks of Investment Company Act: We do not believe we will be deemed an “investment company” under the Investment Company Act of 1940 because we do not intend to hold or trade securities. If we were so deemed, we may be subject to restrictions on our operations and the issuance of Notes, as well as registration, reporting, recordkeeping, and additional disclosure requirements. Additionally, because Regulation A is not available to registered investment companies, such a determination could invalidate this Offering.

Choice of Venue: By purchasing a Note, Investors consent to the jurisdiction of the state courts located within San Francisco County, California, near the Company’s principal office. Investors located outside California may find it difficult and costly to bring legal claims against us. This provision may discourage lawsuits and may limit an Investor’s ability to bring claims in a preferred judicial forum. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by federal securities laws or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Mandatory Arbitration and Class Action Waiver: By purchasing a Note, Investors agree to (i) resolve all disputes through binding arbitration rather than through the court system, and (ii) waive the right to participate in any class action or joint arbitration. Arbitration could be less beneficial to you than litigation, and the inability to participate in a class action could be disadvantageous. These provisions would not apply to suits brought to enforce a duty or liability created by federal securities laws.

Limits on Transferability: Notes may not be transferred without the Company’s written consent, which may be withheld in its sole discretion. There is no public market for the Notes and such a market is unlikely to develop. The Company does not intend to list the Notes on a national securities exchange. Securities laws could further limit your ability to sell your Notes. You should be prepared to hold your Note until maturity.

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Risk of Failure to Comply with Securities Laws: The Company has previously sold securities relying on the exemption under Rule 506 of Regulation D and under Regulation A. In all cases, we have relied on the advice of securities counsel and believe we qualified for the applicable exemptions. If we did not qualify, we could be liable for penalties imposed by federal and state regulators, as well as to lawsuits from investors.

Reduced Disclosure Requirements Under the JOBS Act: The Notes are being offered pursuant to Tier 2 of Regulation A. Regulation A does not require us to provide all of the information that would be required in connection with an initial public offering, nor are we subject to the same level of ongoing reporting obligations as a typical public reporting company.

We Are Not Subject to National Exchange Corporate Governance Requirements: Companies whose securities are listed on a national stock exchange are generally subject to rules about corporate governance intended to protect investors, including requirements for an audit committee composed entirely of independent directors. Neither the Notes nor any other securities of the Company are listed on a national exchange, and it is likely they will never be. Accordingly, you may not have the same protections afforded to security-holders of exchange-listed companies.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING. PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

6

OUR COMPANY AND BUSINESS

CNote is a public benefit corporation. Using technology and a community-first framework, CNote enables individuals and institutions to invest locally at scale in fixed-income and deposit administration solutions that advance economic opportunity and financial access. CNote’s solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities across the United States, mainly through relationships with CFOs. From inception through December 31, 2025, we have loaned approximately $168 million to CFOs, and our clients have made approximately $549 million in deposits with CFOs.

CNote’s Platform enables it to (1) make loans to CFOs, which in turn lend to under-resourced communities, and (2) help clients open and administer interest-bearing deposits at CFOs through CNote’s Impact Cash® platform. CNote clients can choose to invest in our fixed-income offerings, utilize our deposit administration services, or both.

To support its loan operations, the Company developed proprietary servicing and portfolio management technology, designed an underwriting process for CFO borrowers, and created a database of aggregated historical data on the CFO sector. The Company also developed a proprietary impact reporting framework and management system. The Company is exploring broader commercial applications for its software and data.

CNote has been certified as a “B Corp” by B Lab, a non-profit organization that measures a company’s social and environmental performance based on accountability (directors must consider the company’s impact on all stakeholders), transparency (B Corps must publish a report of their social and environmental performance assessed by a neutral third-party standard), and performance (B Corps must attain a minimum score on the B Impact Assessment and re-certify every two years).

Market Trends

The Company believes it will benefit from several market trends:

1)	CFOs Need Access to Private Capital. The community finance industry continues to experience significant growth yet does not have sufficient capital to fund all deserving projects, including schools, community centers, and small businesses. Available grants and awards are not sufficient to satisfy CFOs’ funding needs, and CFOs must often raise private sector funds to qualify for certain awards. This need is exacerbated when federal programs experience budget cuts or changes in eligibility requirements.

2)	The Impact Investment Industry Has Continued to Grow. According to the Global Impact Investing Network (“GIIN’), global impact investing assets under management reached approximately $1.571 trillion in 2024, representing a 21% compound annual growth rate since 2019. GIIN’s 2025 market intelligence also reported continued growth, including an 11% increase in impact assets under management over the prior year. Despite this growth, many private-market impact investment opportunities remain limited to accredited investors or are otherwise unavailable to retail investors. The Company believes there is demand for accessible investment products designed to provide both financial return and measurable positive social impact.

3)	Increasing Demand for Impact Investment Opportunities. Investor interest in sustainable and impact-oriented investing remains strong. Morgan Stanley’s 2025 Sustainable Signals survey reported that 88% of global individual investors are interested in sustainable investing, and 59% plan to increase their sustainable investment allocations over the next year. Cerulli Associates projects that $124 trillion in wealth will transfer through 2048, including $85 trillion expected to pass to Gen X and Millennial heirs. Together, these trends suggest continued demand for accessible investment products that provide both financial return and positive social or environmental impact.

Our Loans to CFOs

From inception through December 31, 2025, the Company has made loans to 48 CFOs in the aggregate principal amount of $168 million, received approximately $65 million in repayments, and renewed approximately $40 million in matured loan principal. At any given time, we are in discussions with 1–5 additional CFOs regarding possible lending relationships.

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Funds loaned to CFO borrowers enable the CFOs to lend money to small businesses and other borrowers in the communities they serve. Currently, the majority of such loans support small businesses, affordable housing, and community facilities such as early childcare centers and rehabilitation facilities. Renewed loans are subject to the same underwriting process as new loans.

To fund our loans to CFOs, we raise capital from investors. We offer fixed-income investments to institutional, accredited, and non-accredited investors. Accredited investors can invest in offerings under SEC Regulation D; non-accredited investors can invest in offerings under Regulation A, like this Offering. Regulation D fixed-income offerings are structured as non-recourse promissory notes. Capital received from Investors funds loans to CFOs proportionally, and loan repayments are used to repay notes payable using the same proportions, without preference to either accredited or non-accredited investors.

Investors have the option to reinvest their original principal plus accrued interest at the maturity of their Notes.

Under our lending business model, revenue is generated by retaining the spread between the interest rate charged to CFO borrowers and the interest paid to investors. Interest rates are reviewed by management in view of macroeconomic and market conditions, including the federal interest rate environment, cost-of-capital averages for CFOs, and Company economics, as well as the competitiveness of CNote loans relative to other products available to CFOs.

Underwriting and Due Diligence

Our credit policy targets CFO borrowers with high creditworthiness and a stable financial position. We review financial and portfolio variables including repayment rates, loan delinquencies, loan loss reserves, credit enhancements and guarantees, team and board composition, lending and operational policies, and other factors we believe are relevant. CFO borrowers are required to provide audited financials and impact data about their operational and lending activities and history.

Loans to CFO borrowers are full recourse to the CFO borrowers. CFO borrowers make payments through electronic bank payments. The Company is currently legally authorized to lend in 46 states plus the District of Columbia as a non-bank commercial lender.

Most of our loans are made to CFOs with loan products affiliated with, or participating in, federal and state programs that offer guarantees or loan loss reserve support for repayment, which can increase the likelihood that CFOs repay their loans.

We conduct three levels of diligence on every potential borrower:

1)	Peer Review. We benchmark each potential CFO borrower against relevant industry peers using a combination of third-party data sources, sector research, and internal data. These resources provide context on financial performance, operating trends, and sector best practices across the community finance ecosystem.

2)	CNote Review. CNote conducts its own assessment of each potential borrower’s historical financial performance and community impact, including review of financial and portfolio performance, audited financial statements, lending and operational policies, executive team and board composition, and strategic plan, as well as interviews with leadership, board members, and clients.

3)	Third-Party Review. CNote maintains an investment committee composed of CNote management and individuals with community finance expertise who have no financial or other ties to the Company or the potential borrower. The investment committee provides independent assessments of potential borrowers. Service on the committee is voluntary and uncompensated.

Prospective borrowers must provide data about their organization’s financial health (including audited financial statements), organizational capacity, business volume and projected growth, product line, loan portfolio performance, credit enhancements, and social impact. Using a proprietary risk matrix, CNote evaluates indicators across categories to develop a comprehensive risk assessment. Category scores are weighted and blended into a composite risk rating score; CFOs above average are considered for investment. Our management team continuously monitors borrowers’ operational and lending activities.

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The diligence process typically takes four to six weeks. We offer CFO borrowers term loans of varying maturity and amounts determined during underwriting. Loan terms, including principal amount, interest rate, and term, are determined based on the CFO’s creditworthiness, size, product offerings, the general economic environment, and competition for capital. Loans are typically structured as master promissory notes allowing CFOs to request multiple advances, each subject to re-evaluation under our underwriting process. We also conduct reviews on at least a quarterly basis.

There is no set minimum or maximum loan amount, though we consider borrowers’ requests in light of other borrowers’ demands and our diversification goals. We service all loans in-house.

As of December 31, 2025, total loans outstanding to 39 CFOs comprised 519 loans, with balances ranging from $42,000 to $2,750,000, maturity dates ranging from January 10, 2026 through December 29, 2030, and interest rates of 1.5% to 4.8% per annum. The CFOs are headquartered in 26 states and use the capital to make loans supporting affordable housing, small businesses, community centers, schools, and other activities.

CFO Loan Portfolio (as of December 31, 2025)
Total CFO Loans Outstanding	519
Total CFOs with Outstanding Loans	39
Interest Rate Range	1.5%–4.8% per annum
Term Range	Typically 30 to 60 months
Geography	CA, CT, FL, GA, ME, MD, MA, MI, MN, MO, MT, NH, NM, NY, NC, OH, OK, SC, TX, VA, WA, DC, WV, WI

Impact Concentrations (as of December 31, 2025):

Category	Percentage
Affordable Housing	33.8%
Commercial Real Estate	2.9%
Community Facilities	9.5%
Intermediary Lending	1.2%
Consumer	3.1%
Microenterprise	3.1%
Small Business	40.8%

Regional Concentrations (as of December 31, 2025):

Region	Percentage
Northeast	23.5%
Midwest	30.7%
South	31.2%
West	14.6%

Our Deposit Administration Business

CNote’s deposit administration business utilizes our proprietary technology platform for our Impact Cash® deposit administration and cash management product, which coordinates with a third-party custodial agent to facilitate the opening of interest-bearing deposit accounts at CFOs in the United States. CNote is not a bank, credit union, or any other type of financial institution, but rather an administrator.

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The Northern Trust Company (“Northern Trust”), a banking institution, serves as the custodial agent for Impact Cash clients, handling the receipt and distribution of client funds to and from CFO depository institutions. CNote pays Northern Trust a flat annual fee for its custodial services. Each Impact Cash client, in the ordinary course of business, enters into a Tri-Party Settlement and Deposit Account Agreement (a “Tri-Party Agreement”) with CNote and Northern Trust, under which the client appoints Northern Trust as custodian and CNote as deposit administrator.

To be eligible for the Impact Cash network, depository institutions must generally be: (1) classified as well-capitalized by the FDIC (for banks) or NCUA (for credit unions), and (2) certified as a CDFI, hold a Low-Income Designation, or otherwise demonstrate a track record as a mission-driven depository institution serving underserved communities.

Impact Cash deposits include certificates of deposit, other interest-bearing time deposit accounts, insured cash sweep accounts, and money market accounts. Time deposits generally have terms of 6 to 24 months at prevailing market rates. Money market and insured cash sweep accounts bear interest at variable rates and offer flexible liquidity. Balances are insured by the FDIC or NCUA, as applicable, up to $250,000 per depository institution. Clients receive annual or quarterly impact reports. As of the date of this filing, over 90% of Impact Cash clients are institutional investors, including Fortune 500 companies and major foundations.

CNote generates revenue from Impact Cash by charging clients a service fee for access to the Platform, deposit administration, and impact monitoring and reporting. Fees vary from client to client depending on deposit amount, impact preferences, customization preferences, and impact reporting criteria. In general, fees do not exceed 1% of the amount deposited.

Example: A client instructs CNote to administer $1,000,000 in deposits to CFOs that provide loans supporting affordable housing. CNote administers FDIC or NCUA insured deposits of $250,000 each to four such CFOs and monitors their performance, providing the client with impact reporting on how the deposits supported affordable housing initiatives. The client pays CNote a fee determined by the deposit amount and the level of customization and reporting required.

CNote also earns servicing fees for consulting work on behalf of foundations and other institutions, and for customization of CNote’s proprietary technology for internal CFO underwriting and monitoring. Revenue from Impact Cash service fees and consulting fees is included in “Service fees and other income” in our Consolidated Statement of Operations.

Technology and Relationships

CNote believes it is well-positioned to support growth in the community finance industry based on its industry expertise, established relationships, technology platform, and go-to-market strategy. Historically, individual CFOs have faced challenges reaching investors and depositors at scale, often lacking the marketing, legal, compliance, or technology resources to do so efficiently. CNote seeks to address this gap through its technology platform and targeted outreach.

By building relationships with CFOs nationwide, CNote is developing a scalable technology solution designed to help these organizations access impact-aligned debt capital and deposits. CNote believes its platform can increase visibility for the community finance industry and, over time, support participating organizations in strengthening operational capacity, expanding partner recognition, and furthering community impact.

Regulation

The Company operates as a non-bank commercial lender. Based on the Company’s current business structure, most states do not require the Company to obtain licenses for its commercial lending activities. The Company is currently legally permitted to conduct lending activities in 46 states and the District of Columbia.

As a commercial lender, the Company is generally subject to applicable lending laws in California and may also be subject to certain lending laws in borrowers’ home states. The Company maintains an ongoing dialogue with regulators and seeks to conduct its business in compliance with applicable laws.

Legal Proceedings

There are no pending legal proceedings material to the business or financial condition of the Company. No bankruptcy, receivership, or similar proceeding has been filed by or against the Company.

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Office Space and Employees

The Company leases office space at a coworking facility in Oakland, California on a month-to-month basis. Alternative office space could be obtained without difficulty near the current location.

As of July 22, 2026, the Company had 11 full-time employees and also relies on outside consultants for various technical and business functions.

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SECURITIES BEING OFFERED

Description of Securities

The Company is offering to the public up to $50,000,000 of Notes. The principal terms are as follows:

Interest Rate. Upon qualification of the Offering, Notes will be sold bearing interest at 4% per year. Thereafter, Notes will be issued at annual interest rates between 1% and 7%. To change the interest rate within that range, the Company will file a Supplement to the Offering Circular. To issue Notes with an interest rate outside that range, the Company will file an Offering Statement Amendment.

Maturity. All principal and accrued interest will be due 30 months following the date of issuance.

Required Payments. The Company is not obligated to make any payments of principal or interest until maturity.

Requests for Payment. Each calendar quarter, an Investor may, by giving 30 days’ notice, request to receive a payment no greater than 10% of the outstanding principal. The Company may reject or limit such requests depending on available funds.

Permitted Prepayments. The Company may pre-pay the Notes at any time. Payments will first be applied to accrued interest, then to outstanding principal.

Transferability. Notes may not be transferred without the Company’s written consent.

Security. The Notes are not secured and are not guaranteed by any third party. They represent general, unsecured obligations of the Company.

Manner of Payment. Payments will be made by ACH transfer to an account designated by the Investor. If no account is designated, payments will be made by check mailed to the Investor’s address on file.

Investors Are Creditors, Not Stockholders

Purchasing a Note makes the Investor a creditor of the Company, not a stockholder. Investors have no right to vote or participate in the management of the Company, nor any statutory right to review the Company’s books and records.

Form and Custody

Notes will be issued electronically through the Platform and signed electronically by the Company in favor of the Investor. Notes will be stored by the Company and will remain in its custody for ease of administration. Except during periodic system maintenance or outage, Investors may view their Notes through their online dashboard.

Opportunity to Roll Over Investment

Upon maturity, an Investor may be given the opportunity to purchase a new Note with all or a portion of the proceeds of the existing Note, on the same terms then available to new investors, subject to the availability of an applicable exemption from registration. If the Investor does not affirmatively elect to purchase a new Note, principal and interest will be paid out upon maturity.

Events of Default

The following constitute events of default under the Notes: (i) the Company fails to make any payment when due and such failure continues for 90 days, or (ii) the Company ceases operations, files a petition for bankruptcy, has an involuntary case filed against it, or makes a general assignment in favor of creditors.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the State of California.

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Binding Arbitration

Each Investor agrees to resolve disputes, controversies, and claims through binding arbitration rather than through the court system. This provision would not apply to suits brought to enforce a duty or liability created by federal securities laws.

Exclusive Forum Provision

Each Note provides that, to the extent the arbitration provisions are found inapplicable, any judicial proceeding will be brought in the federal or state courts located in or most geographically convenient to San Francisco County, California, and both parties consent to venue and personal jurisdiction there. This provision would not apply to suits brought to enforce a duty or liability created by federal securities laws or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Waiver of Class Actions

Each Investor agrees to waive all actions in the nature of “class actions” and pursue claims only on an individual basis. This provision would not apply to suits brought to enforce a duty or liability created by federal securities laws.

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LIMIT ON AMOUNT A NON-ACCREDITED INVESTOR CAN INVEST

Anyone at least 18 years old may invest in this Offering. However, if you are not an “accredited investor,” the amount you can invest is limited by law.

Under 17 C.F.R. §230.501, the term “accredited investor” includes (but is not limited to) (i) an individual whose net worth, or joint net worth with a spouse, exceeds $1 million, excluding primary residence value; (ii) an individual whose income exceeded $200,000, or $300,000 jointly with a spouse, in each of the two most recent years with a reasonable expectation of the same income level in the current year; (iii) an individual who holds certain licenses from the Financial Industry Regulatory Authority; (iv) a registered investment adviser; and (v) an entity with total assets exceeding $5 million, not formed to acquire the offered securities.

Investors who are accredited investors may invest without limitation. All other investors are limited to investing the greater of 10% of annual income or 10% of net worth. These limits are imposed by law, not by the Company.

On the Platform, the Company will ask whether you are an accredited investor and, if not, will ask for your annual income and net worth to determine the applicable investment limit.

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PLAN OF DISTRIBUTION

Size of Offering

The Company is offering up to $50,000,000 of Notes. The Company will begin deploying proceeds as soon as capital is raised, without waiting to raise any minimum amount.

Who Is Selling Securities

Only the Company is selling securities in this Offering. No securities are being sold by or on behalf of any existing owner of the Company.

Who Can Buy Notes

Anyone 18 or older can buy Notes, regardless of income or net worth. Non-accredited investors are subject to the investment limits described under “Limit on Amount a Non-Accredited Investor Can Invest.”

Term of Offering

The Offering will begin upon qualification by the SEC and will end upon the earliest of (i) the sale of all the Notes being offered, (ii) a date determined by the Company in its sole discretion, or (iii) the date the Offering is required to terminate by law.

Minimum Initial Investment

The minimum initial investment is $1.00.

Manner of Distribution

The Notes will be offered only by the Company through the Platform.

How to Invest

To buy a Note, go to the Platform, create an account, register, and follow the instructions. You will be asked to sign a Subscription Agreement, a copy of which is attached as Exhibit 1A-6A.

The Company will review your subscription and decide whether to accept it at its sole discretion. Upon acceptance, you will be notified by email. The Company reserves the right to reject any subscription in whole or in part for any reason. If a subscription is rejected, all funds will be returned without interest or deduction.

Typically, the Company will consider making a loan to a CFO when it has received and accepted subscriptions for approximately $500,000, although the Company may make loans with less than $500,000 available. As a result, there will typically be a delay of between 10 and 90 days between execution of your Subscription Agreement and the request for payment, though neither the amount nor terms of your Note will change. Interest will begin to accrue within 10 business days from the date you make your payment.

Notes will be issued in electronic form only.

Advertising the Offering

After qualification, the Company intends to advertise the Offering through the Platform and other means, including public advertisements and audio-visual materials. Such materials will not contain information that conflicts with this Offering Circular, but they will not give a complete understanding of the Offering and are not to be considered part of this Offering Circular. The Offering is made only by means of this Offering Circular.

Supplements and Amendments

The Company will supplement or amend this Offering Circular during the term of the Offering to reflect material changes or additions as required by SEC rules.

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USE OF PROCEEDS

The principal costs of the Offering are expected to be legal and accounting costs of approximately $21,000 and marketing costs of approximately $50,000. After subtracting those costs, the Company expects to use all remaining proceeds to make loans to CFOs.

Proceeds of the Offering will not be used to compensate or otherwise make payments to officers or directors of the Company or any of its subsidiaries.

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OUR MANAGEMENT TEAM

Officer-Directors

Name	Age	Position(s)	Term of Office
Catherine Berman	51	President, Chief Executive Officer, Co-Founder, Director	Since June 2016 – Indefinite
Yuliya Tarasava	43	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	Since April 2016 – Indefinite

Significant Employees

Name	Age	Position(s)	Term of Office
Aimeelene Gaspar	52	Head of Product	Since January 2022 – Indefinite
Candice Carr	51	Head of Legal	Since May 2023 – Indefinite
Rod Morison	65	Head of Data Architecture and Engineering	Since June 2023 – Indefinite

Catherine Berman

Ms. Berman co-founded CNote and has served as President, Chief Executive Officer, and Director since June 2016. Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, where she led a strategy division focusing on the future of financial services. Prior roles include Senior Vice President at Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP, and Vice President at Evins Communications, LLC. Her international work experience spans India, Israel, and Central and South America. Her prior startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm. Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford, where she founded the Oxford Women in Business Network.

Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the Company’s inception. Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies. Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework. Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer. Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world. Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Aimeelene Gaspar

Ms. Gaspar is a serial entrepreneur with deep domain expertise in financial services and technology. She is a product management executive with over 20 years of experience at large financial services companies and startups, including Broadridge and Yodlee. Ms. Gaspar serves as an advisory board member at Village Capital’s FinTech Forward program. She was named one of NYC Fintech Women’s Inspiring Fintech Females of 2020. Ms. Gaspar graduated from the University of Illinois at Urbana-Champaign with a BS in Finance and completed an MS in Integrated Design, Business and Technology from the University of Southern California.

Candice Carr

Ms. Carr has over 20 years of experience providing counsel on a broad range of business and legal issues to principals, entrepreneurs, and executives, as well as early-stage and high-growth businesses. Her practice has focused primarily on corporate law and transactions, litigation management, intellectual property, mergers and acquisitions, and employment law. Ms. Carr received a J.D. from Golden Gate University School of Law and a B.A. from San Francisco State University.

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Rod Morison

Mr. Morison is a systems and data architect and engineer known for spearheading early stage product research, development, and delivery. His leadership across startups and new product teams in established companies underscores his ability to blend product insight with data and infrastructure expertise, promoting a unified engineering strategy. Rod's approach ensures high-value delivery in software, network, and cloud-based products, leveraging deep technical knowledge and strategic planning to navigate complex challenges. Before CNote Mr. Morison held Principal / CTO roles at Aspiration (sustainable banking), Slated (film finance), and EarthLink (VOIP, chat and email services).

Family Relationships

There are no family relationships among any of the Company’s directors, executive officers, or significant employees.

Involvement in Certain Legal Proceedings

During the past five years, none of the Company’s directors or executive officers has been involved in any legal proceedings material to an evaluation of their ability or integrity, including any bankruptcy petition, criminal conviction, or other proceeding of the type described in Item 10(d) of Form 1-A.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company has two directors who also serve as executive officers. The following table sets forth compensation for the fiscal year ended December 31, 2025 for all officer-directors and directors:

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Catherine Berman	President, CEO, Co-Founder, Director	$218,875	$0	$218,875
Yuliya Tarasava	COO, Co-Founder, Treasurer, Secretary, Director	$218,875	$0	$218,875

Executive compensation is set annually based on company and individual performance, peer group compensation, and other factors. Non-officer directors are reimbursed for reasonable travel expenses but are not otherwise compensated. Officers do not receive additional compensation for director activities.

As of December 31, 2025, the Company had five directors. The total compensation earned by directors who also serve as executive officers for the 2025 fiscal year was $437,750. The total annual compensation earned by all directors collectively for the 2025 fiscal year was $437,750.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN INVESTORS

The following table sets forth information regarding beneficial ownership of the Company’s voting securities as of December 31, 2025:

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class (7)
Catherine Berman	5,006,250 shares of common stock (2)	5,109,375 shares of common stock (4)	38.2%
Yuliya Tarasava	4,606,250 shares of common stock (3)	4,709,375 shares of common stock (5)	35.2%
All executive officers and directors as a group (2 persons)	9,612,500 shares of common stock	9,818,750 shares of common stock	73.4%
ManchesterStory Venture Fund, L.P.	1,000,000 shares of common stock (6)	1,000,000 shares of common stock (6)	7.5%
ManchesterStory Venture Fund, L.P.	2,946,369 shares of preferred stock	2,946,369 shares of preferred stock	14.5%

(1) The address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612. The address of ManchesterStory Venture Fund, L.P. is 3001 Westown Parkway, Suite 102, West Des Moines, IA 50266.

(2) Includes 3,200,000 shares of common stock outstanding and 1,806,250 shares of common stock currently issuable pursuant to common stock options held. Does not reflect the unvested balance of a grant of an aggregate 1,650,000 shares of common stock options, of which 79.2% (or 1,306,250 shares) were vested at December 31, 2025 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(3) Includes 2,800,000 shares of common stock outstanding and 1,806,250 shares of common stock currently issuable pursuant to common stock options held. Does not reflect the unvested balance of a grant of an aggregate 1,650,000 shares of common stock options, of which 79.2% (or 1,306,250 shares) were vested at December 31, 2025 and which will continue to vest in equal monthly installments of 1/48th of such grant thereafter.

(4) Reflects vesting of three monthly installments of 34,375 shares of common stock options (or 103,125 shares total) through March 31, 2026.

(5) Reflects vesting of three monthly installments of 34,375 shares of common stock options (or 103,125 shares total) through March 31, 2026.

(6) Represents the number of shares issuable on exercise of the holder’s warrants.

(7) Calculated on basis of beneficial ownership acquirable as of December 31, 2025

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TRANSACTIONS WITH RELATED PARTIES

During the Company’s last two completed fiscal years and the current fiscal year, there have been no transactions, and there are no currently proposed transactions, to which the Company was or is to be a participant in which the amount involved exceeds the lesser of $120,000 and one percent of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which any related party had or is to have a direct or indirect material interest.

If the Company enters into transactions with related parties in the future, it will file a Supplement to the Offering Circular. Any compensation paid by the Company to a related party shall be (i) fair to the Company and (ii) consistent with the terms that would apply to a transaction with an unrelated party.

For purposes of this disclosure, “related party” includes any director, executive officer, or significant employee; any person nominated as a director; any person who owns more than 10% of the Company’s voting power; and any immediate family member of the foregoing.

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MANAGEMENT DISCUSSION

You should read the following discussion together with our consolidated financial statements and the related notes elsewhere in this Offering Circular. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should also review “Risks of Investing” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company operates an online impact investment platform that (1) using capital raised from investors, offers loans to CFOs that in turn lend to under-resourced communities, and (2) assists clients with opening interest-bearing deposits at CFO institutions through Impact Cash®. As of December 31, 2025, the Company had approximately $65,268,000 outstanding in loans and interest with CFOs, and clients had made approximately $549 million in deposits with CFOs.

The Company generates revenue on loans by retaining the spread between interest earned on deployed funds and interest paid to investors, and on deposit services by charging fees for client funds deposited into CFOs.

Operating Results

Revenues

During the fiscal year ended December 31, 2025, the Company generated approximately $4,388,000 in revenue compared to $3,450,000 reported in the fiscal year ended December 31, 2024, due primarily to an increase in fees earned on expansion of our Impact Cash® service. In addition, despite gradual decreases in loan balances and cash in banks throughout the year ended December 31, 2025, interest income increased slightly as a result of a higher interest rate environment.

Under our business model for Impact Cash®, we generate revenue by charging our clients a service fee. Service fees earned from Impact Cash® clients was approximately $1,542,000 in the year ended December 31, 2025, compared to approximately $985,000 in the comparable period in the prior year. This increase was the result of an increase in the number of Impact Cash® clients.

We also earn servicing fees for consulting work, including grant administration activities, on behalf of foundations and other institutions. The consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting community finance organizations as well as monitoring and reporting on their financial and impact performance. Fees earned for such work in the years ended December 31, 2025 and 2024 was approximately $275,000 and approximately $208,000, respectively. Cash received by CNote as grants from foundations and other institutions is deferred and recognized as earned. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition. For grants that specify a service period or service requirements, including research studies or similar activities, revenues are recognized over the term of the arrangement as the underlying services are performed.

Operating Expenses

During the year ended December 31, 2025, the Company had operating expenses of approximately $3,812,000 compared to approximately $4,499,000 in the comparable period in the prior year. The largest line items of operating expenses were payroll and payroll taxes as well as professional services supporting continued business development and expansion.

Employee-related costs were approximately $2,543,000 and $3,001,000 in the years ended December 31, 2025 and 2024, respectively. The decrease in these costs reflects strategic efficiency measures enacted by Company management and utilizing artificial intelligence tools.

Professional services were approximately $924,000 and $971,000 in the years ended December 31, 2025 and 2024, respectively. The decrease in these costs resulted from refinement of the Company’s use of such services.

Professional services include website hosting and security costs of approximately $81,000 and $78,000 for the years ended December 31, 2025 and 2024, respectively. These costs increased during the year ended December 31, 2025 due to growth in the number of customer accounts on our platform and data management needs.

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General and administrative expenses were approximately $261,000 and $333,000 in the years ended December 31, 2025 and 2024, respectively. Despite overall platform growth, the slight decrease in these costs reflects continuing operational efficiencies realized as the organization matures.

Sales and marketing expenses were approximately $84,000 and $194,000 in the years ended December 31, 2025 and 2024, respectively. The decrease in these costs resulted from continued refinement of our customer acquisition strategy.

Financial Condition

At December 31, 2025, cash and cash equivalents and restricted cash totaled approximately $717,000. The balance of cash and cash equivalents and restricted cash at December 31, 2024 was approximately $952,000. The decrease reflects the planned use of the funds raised for continued business development. On February 4, 2025, the Company reopened its Series A Preferred Stock financing whereby the Company authorized additional shares of Preferred Stock, bringing the total authorized shares of Preferred Stock to 21,425,685, and designated and issued 1,238,952 shares of Series A Preferred Stock in exchange for cash consideration of $1,083,836.

Liquidity and Capital Resources

Sources of Liquidity

To date, the Company has funded operations primarily through Simple Agreements for Future Equity (“SAFEs”) agreements, convertible promissory notes (“convertible notes”) and issuance of Preferred Stock in its Series Seed and Series A financings, and has funded its lending activities through investments by accredited and non-accredited investors in CNote Notes.

Equity and Convertible Debt Financing

On August 25, 2020, the Company entered into a Series Seed Preferred Stock financing whereby the Company authorized 11,009,805 shares of Preferred Stock and designated and issued 10,851,841 shares of Series Seed Preferred Stock in exchange for conversion of the entirety of the Company’s SAFEs in the amount of $1,619,500, conversion of the entirety of the outstanding amount of the Company’s convertible notes in the principal amount of $1,725,660 plus accrued interest, and cash consideration of approximately $3,400,000.

On August 31, 2022, the Company entered into a Series A Preferred Stock financing whereby the Company authorized an additional 8,129,644 shares of Preferred Stock, bringing the total authorized shares of Preferred Stock to 19,139,449, and designated and issued 8,287,608 shares of Series A Preferred Stock in exchange for cash consideration of $7,250,000. As of December 31, 2024, the Company had sold and issued an aggregate total of 19,139,449 shares of Preferred Stock.

On February 4, 2025, the Company reopened its Series A Preferred Stock financing whereby the Company authorized additional shares of Preferred Stock, bringing the total authorized shares of Preferred Stock to 21,425,685, and designated and issued 1,238,952 shares of Series A Preferred Stock in exchange for cash consideration of $1,083,836. The Company anticipates additional financing rounds to raise capital for accelerated growth of the business and has received substantial interest from investors.

The capital raised has been used to date to develop and maintain the Company’s platform, for expanding operations, and for other general corporate purposes.

Operating and Capital Expenditure Requirements

The Company expects existing funds, together with its recurring operating revenue, to be sufficient to meet anticipated near-term cash operating expenses and capital expenditure requirements. If those funds are insufficient to satisfy liquidity requirements, the Company intends to seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our shares of Common Stock and Preferred Stock. If the Company raises additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our Common Stock and Preferred Stock. The Company may require additional capital beyond currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

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Trends and Key Factors Affecting Performance

Investment in Long-Term Growth

The core elements of the Company’s growth strategy include acquiring new clients, broadening distribution capabilities through strategic partnerships, extending customer lifetime value, and enhancing data, analytical, and customization capabilities. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses, particularly sales and marketing and technology expenses, will continue to increase for the foreseeable future. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

Originations

The Company’s future growth will continue to depend, in part, on attracting additional investors and deposit account clients while entering into lending and depository relationships with more CFOs. The Company plans to increase its sales and marketing spending to seek to attract these investors and clients. We expect to rely on strategic distribution partners, affinity networks, and conference and public relations strategies for investor and client growth.

The Company expects our CFO borrowers’ need for private debt capital to increase in the future. The extent to which the Company can satisfy that increased demand for debt financing will be an important factor in its continued revenue growth. Building relationships with the membership industry network and CFO coalitions has proven to be a stable source of referrals to CFO borrowers, and we expect this trend to continue.

Data and Technology Application

The Company is exploring other applications of its servicing technology, underwriting model, and aggregate data on the community finance sector beyond internal use. The Company believes the wider use of technology in the impact investing sector can result in a more efficient and timely capital deployment and in a more targeted impact created in underserved communities around the country.

Risk of Credit Losses

The Company recognizes the risk of loan losses by establishing a reserve of one percent (1%) for potential losses to all new loans extended to CFOs. The Company places all loans 90 days past due as to principal or interest on nonaccrual status. Since inception, the Company has not experienced any loan losses or past due balances, no loans have been placed on nonaccrual status, and no loans have been modified.

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FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

CNOTE GROUP, INC. CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025 and 2024

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

CNote Group, Inc.

Opinion

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of CNote Group, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CNote Group, Inc.’s internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CNote Group, Inc.’s ability to continue as a going concern for a reasonable period of time.

F-1

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 24, 2026

F-2

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

	2025	2024

Assets
Cash and cash equivalents	$592,350	$834,893
Restricted cash (Note 2)	124,893	116,866
Interest-bearing deposits in banks	5,519,228	7,972,344
Accrued interest receivable	1,867,833	1,308,414
Loans held for investment
Loans held for investment at amortized cost	10,645,514	9,000,620
Loans held for investment at fair value	52,227,570	59,711,734
Allowance for loan losses	(106,455)	(90,006)
Net loans held for investment	62,766,629	68,622,348

Other assets	264,232	191,594
Total assets	$71,135,165	$79,046,459

Liabilities and Stockholders' Equity
Notes payable held at amortized cost	$16,298,943	$17,087,887
Notes payable held at fair value	52,227,570	59,711,734
Accrued interest payable	1,399,332	1,131,332
Deferred revenue	236,042	208,333
Other liabilities	153,156	143,694
Total liabilities	70,315,043	78,282,980

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Preferred stock; par value of $0.00001 per share; 21,425,685 and 19,139,449 shares authorized, 20,378,401and 19,139,449 shares issued and outstanding as of December 31, 2025 and 2024, respectively (liquidation preference value of $15,149,575 and $14,065,739 as of December 31, 2025 and 2024, respectively)	204	191
Common stock; par value of $0.00001 per share; 40,400,000 and 38,000,000 shares authorized, 6,842,897 issued and outstanding as of December 31, 2025 and 2024, respectively	68	68
Additional paid-in capital	16,356,844	15,138,386
Accumulated deficit	(15,536,994)	(14,375,166)
Total stockholders' equity	820,122	763,479
Total liabilities and stockholders' equity	$71,135,165	$79,046,459

See accompanying notes to the consolidated financial statements.

F-3

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

Operating Revenues
Interest income on loans	$2,316,891	$2,004,262
Other interest income	254,503	252,359
Total interest income	2,571,394	2,256,621
Interest expense	1,721,145	1,410,043
Net interest income	850,249	846,578
Provision for loan losses	16,449	8,484
Net interest income after provision for loan losses	833,800	838,094

Other Income
Service fees and other income	1,541,699	985,216
Grants received	275,000	208,333
Total other income	1,816,699	1,193,549
Net Revenue	2,650,499	2,031,643

Operating Expenses
Payroll expense	2,542,671	3,000,722
Professional services	924,072	971,371
General and administrative	260,999	332,686
Sales and marketing	83,785	194,499
Total operating expenses	3,811,527	4,499,278

Net loss before taxes	(1,161,028)	(2,467,635)

Provision for income taxes	800	1,600

Net loss	$(1,161,828)	$(2,469,235)

Weighted average common shares outstanding - basic and diluted	6,842,897	6,842,897
Basic and diluted net loss per share	$(0.17)	$(0.36)

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity
December 31, 2023	19,139,449	$191	6,842,897	$68	$15,010,162	$(11,905,931)	$3,104,490
Stock-based compensation	-	-	-	-	128,224	-	128,224
Net loss	-	-	-	-	-	(2,469,235)	(2,469,235)
December 31, 2024	19,139,449	$191	6,842,897	$68	$15,138,386	$(14,375,166)	$763,479
Issuance of series A preferred stock for cash, net of offering costs	1,238,952	13	-	-	1,083,823	-	1,083,836
Stock-based compensation	-	-	-	-	134,635	-	134,635
Net loss	-	-	-	-	-	(1,161,828)	(1,161,828)
December 31, 2025	20,378,401	$204	6,842,897	$68	$16,356,844	$(15,536,994)	$820,122

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,161,828)	$(2,469,235)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	134,635	128,224
Provision for loan losses	16,449	8,484
Changes in operating assets and liabilities:
Accrued interest receivable	(863,239)	(263,373)
Other assets	(72,638)	178,941
Other liabilities	9,462	58,883
Deferred revenues	27,709	41,666
Accrued interest payable	979,966	914,191
Net cash used in operating activities	(929,484)	(1,402,219)

CASH FLOWS FROM INVESTING ACTIVITIES:
Lendings under loans receivable	(12,347,655)	(5,454,280)
Repayment of loans receivable	18,566,343	7,617,112
Investment in interest-bearing accounts	(5,486,736)	-
Liquidation of interest-bearing accounts	7,939,852	1,231,188
Net cash provided by investing activities	8,671,804	3,394,020

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes payable	5,412,681	3,959,937
Repayment of notes payable	(14,473,353)	(6,806,743)
Proceeds from issuance of series A preferred stock, net of costs	1,083,836	-
Net cash used in financing activities	(7,976,836)	(2,846,806)

Decrease in cash, cash equivalents, and restricted cash	(234,516)	(855,005)
Cash, cash equivalents, and restricted cash, beginning of year	951,759	1,806,764
Cash, cash equivalents, and restricted cash, end of year	$717,243	$951,759

Supplemental disclosures of cash flow information:
Cash paid for interest	$741,179	$495,852
Cash paid for income taxes	$800	$1,600

Non-cash investing and financing activities:
Interest receivable converted to loan principal	$303,820	$379,477
Interest payable converted to note principal	$711,966	$687,731

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	592,350	834,893
Restricted cash	$124,893	$116,866
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$717,243	$951,759

See accompanying notes to the consolidated financial statements.

F-6

CNOTE GROUP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform and proprietary technology, CNote allows individuals and institutions to invest locally to further economic opportunity and address climate change. With the aim of closing the wealth gap, CNote's fixed income and depository solutions provide a diversified and scalable way to support job creation, small business growth, affordable housing development, and lasting economic growth in underserved communities primarily through partnerships with Community Development Financial Organizations and other community finance organizations (collectively “CFOs”) dispersed across the United States. CFOs can be banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States.

The Company intends to offer investors competitive rates of return on their investments compared to more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company earns revenue in a few ways. In addition to the spread (the difference between the rates CNote earns from its CFO borrowers and the rates it pays to its investors), CNote charges servicing fees on cash deployed on behalf of its clients and earns consulting fees from foundations and other institutions that are interested in supporting underserved communities. The consulting work leverages CNote’s knowledge, expertise, and technology in identifying and underwriting CFOs as well as monitoring and reporting on their financial and social impact performance. For corporate or institutional clients that invest in CFOs directly, CNote’s internal CFO underwriting and monitoring technology can be customized to fit their needs.

In December 2018, the Company formed a wholly-owned subsidiary, CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CFOs. CNote Lending, LLC received its California Finance Lenders license in January 2020.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Fluctuations in market rates of return and other economic trends may impact investors’ appetite for CNote’s fixed income offerings.

On a regular basis, the Company evaluates the rates of return offered on its investments to maintain competitiveness with other instruments from a financial return and impact perspective.

In prior reporting periods, the Company disclosed substantial doubt about its ability to continue as a going concern within one year after the date the financial statements were issued. That doubt arose primarily from the Company’s history of net losses and its ability to generate sufficient revenues. Management has evaluated the conditions and events that previously gave rise to substantial doubt and has concluded that substantial doubt no longer exists as of the date these financial statements are issued. This conclusion is based on management’s assessment of the following factors and the probable near-term results of the Company’s operations:

·     The Company’s consistent year-over-year revenue growth over its ten years of operations.

·     Recent contractual commitments from new and existing clients

Based on these factors, management believes it is probable that the Company will generate sufficient revenues and cash inflows from operations within the next twelve months to fund operations at current levels.

The Company may also pursue additional financing to support current operating requirements, and has received significant investor interest in connection with such potential financing. However, there can be no assurance that such financing will be available on acceptable terms, or at all.

F-7

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of loan loss reserves and the valuation of stock-based compensation awards. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include highly liquid debt instruments purchased with an original maturity of three months or less.

At December 31, 2025, the Company held $124,893 in cash received as grant funds, to be used for activities in support of the grant’s stated goals. This cash is reported on the balance sheet as restricted.

Interest-bearing Deposits in Banks

In connection with its cash management product, the Company facilitates the creation of interest-bearing deposit accounts for the benefit of its clients in CFOs located in the United States of America. The Company also invests its own operating funds in such institutions in accordance with its treasury management policies. Deposits include certificates of deposits with initial terms of up to 24 months and money market accounts. Balances are insured by the Federal Deposit Insurance Corporation or the National Credit Union Administration up to $250,000. At times, the Company may maintain balances in excess of the insured limits. In the normal course of business, the Company expects to hold such instruments to maturity.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include loans held for investment and notes payable and interest receivable and payable.

F-8

The Company has adopted fair value presentation for payment-dependent notes issued under Regulation D of the Securities Act of 1933. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying loan. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes issued after the date of the fair-value election at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. See Note 4.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value at December 31, 2025 and 2024:

December 31, 2025	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$52,227,570	$52,227,570
Total assets	$-	$-	$52,227,570	$52,227,570
Liabilities:
Notes payable	$-	$-	$52,227,570	$52,227,570
Total liabilities	$-	$-	$52,227,570	$52,227,570

December 31, 2024	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
Assets:
Loans held for investment	$-	$-	$59,711,734	$59,711,734
Total assets	$-	$-	$59,711,734	$59,711,734
Liabilities:
Notes payable	$-	$-	$59,711,734	$59,711,734
Total liabilities	$-	$-	$59,711,734	$59,711,734

The following tables present additional information about Level 3 assets and liabilities measured at fair value at December 31, 2025 and 2024:

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2023	$61,478,626	$(614,787)	$60,863,839
Loan originations and renewals	11,737,817	(117,378)	11,620,439
Principal payments and retirements	(12,901,560)	129,016	(12,772,544)
Balance at December 31, 2024	60,314,883	(603,149)	59,711,734
Loan originations and renewals	18,076,906	(180,769)	17,896,137
Principal payments and retirements	(25,636,668)	256,367	(25,380,301)
Balance at December 31, 2025	$52,755,121	$(527,551)	$52,227,570

F-9

	Outstanding Principal Balance	Valuation Adjustments	Fair Value
Balance at December 31, 2023	$61,478,626	$(614,787)	$60,863,839
Notes payable issued and renewed	11,737,817	(117,378)	11,620,439
Principal payments and retirements	(12,901,560)	129,016	(12,772,544)
Balance at December 31, 2024	60,314,883	(603,149)	59,711,734
Notes payable issued and renewed	18,076,906	(180,769)	17,896,137
Principal payments and retirements	(25,636,668)	256,367	(25,380,301)
Balance at December 31, 2025	$52,755,121	$(527,551)	$52,227,570

Loans Held for Investment and Related Notes Payable

Management expects that the terms of the Company’s loans held for investment and the notes payable used to fund the loans held for investment typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30-month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans held for investment and related notes payable can be due on demand within one year.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under Accounting Standards Codification (“ASC”) section 718 and Accounting Standards Update (“ASU”) 2018-07. Stock-based compensation cost is measured at the grant date based on the fair value of the award using an established option pricing model and is recognized as expense ratably over the requisite service period, which is generally the option or warrant vesting period. See Note 7.

Revenue Recognition and Cost of Revenues

CNote deploys capital from individuals and institutions to CFOs on behalf of its clients. The Company earns interest on its loan deployments, which are a significant source of its revenues. All such deployments are governed by signed contracts between the Company on the one hand and the CFOs on the other hand. Interest income is recorded based on the terms of the master promissory agreement with each CFO Loan Fund or the terms of Money Market or Certificate of Deposit agreements with CFOs. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote aggregates money from individuals and institutions through its online platform. The Company must pay interest on the capital to its clients. All such loans are governed by signed contracts between the Company and investors. The interest, which accrues according to the agreements’ governing terms of the loans from clients, constitutes the major portion of the Company’s direct cost of interest income. Other direct costs of interest income include the provision for loan loss reserve.

CNote also generates fees from consulting work performed on behalf of foundations and other institutions who as a part of their investment and programmatic mandates are interested in supporting underserved communities and promoting economic opportunity. This consulting work leverages CNote’s knowledge, expertise and technology in identifying and underwriting CDFIs as well as monitoring and reporting on their financial and impact performance. For corporate or institutional clients that invest in CDFIs directly, CNote’s internal CDFI underwriting and monitoring technology can be customized to fit their needs. Revenue for these activities is recognized over the period in which the work is performed and is deferred until recognizable.

CNote earns servicing fees on clients’ cash deposited into CFOs via CNote’s proprietary technology. These fees are accrued in accordance with signed agreements between the Company and its clients, and in accordance with those agreements are deducted from earnings disbursed to clients or paid by clients via invoice.

From time to time, CNote receives grants from foundations and other institutions. The Company records grants received as revenue when all donor-imposed conditions on the grant have been satisfied and defers revenue which has not yet met the conditions for recognition. For grants that specify a service period or service requirements, including research studies or similar activities, revenues are recognized over the term of the arrangement as the underlying services are performed.

F-10

The table below summarizes the changes in deferred grant revenues for the years ended December 31, 2025 and 2024:

Deferred Grant Revenue
Balance at December 31, 2023	$166,667
Grant funds received	250,000
Grant revenue recognized	(208,334)
Balance at December 31, 2024	$208,333
Grant funds received	250,000
Grant revenue recognized	(275,000)
Balance at December 31, 2025	$183,333

The balance at December 31, 2025 will be recognized as earned revenue in 2026.

Some users of CNote’s Impact Cash® platform may pay an onboarding servicing fee in advance in accordance with the terms of their initial service agreement with CNote. Any such fees paid in advance are recognized over the period in which the service is provided. The table below summarizes the changes in deferred service fee revenues for the year ended December 31, 2025.

Deferred Service Fee Revenue
Balance at December 31, 2024	$-
Service fees received in advance	97,500
Deferred service fee revenue recognized	(44,791)
Balance at December 31, 2025	$52,709

The balance at December 31, 2025 will be recognized as earned revenue as follows:

Year Ending December 31,
2026	$39,584
2027	13,125
$52,709

Loan Loss Reserve

The Company establishes a reserve for potential losses on loans extended to CFOs, other than those funded by payment-dependent notes and measured at fair value. The amount of the loan loss reserve is determined based on industry norms and trends and expected future conditions, as well as the Company’s historical experience. Since commencing operations, the Company has not experienced any delinquencies or charge-offs of loans to CFOs. Based on the factors described above, the Company has established the reserve at one percent of principal.

Other than adjustments for changes in estimates, reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as a reduction of the loan loss reserve at maturity of the loan. On the other hand, if any loan becomes unrecoverable, the entire amount of the loan will be charged off against the loan loss reserve, when and if facts and circumstances indicate that such a write off is necessary.

In general, we do not record a loan loss reserve for accrued interest receivables. Uncollected accrued interest is reversed through interest income in a timely manner in line with our non-accrual and past due policies for loans.

The Company uses fair value presentation for payment-dependent notes issued under Regulation D. The Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs. The amount recognized in expense by the Company as provision for loan losses is reduced by the portion of the loan loss reserve recorded against such notes. See Note 4.

F-11

Nonaccrual Loans

Loans that are 90 days past due as to principal or interest are placed on nonaccrual status, and accrued interest receivable on the loan is reversed. Loans are restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed totaled $30,256 and $36,848 for the years ended December 31, 2025 and 2024, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2025 and 2024 the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the years ended December 31, 2025 and 2024 as they are anti-dilutive. The Common Stock equivalents, which include outstanding convertible Preferred Stock, options, and warrants, excluded from diluted loss per share total 27,425,177 and 26,328,635 share equivalents for the years ended December 31, 2025 and 2024, respectively.

Segment Reporting

The Company operates as a single reportable segment under Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) – Improvements to Reportable Segment Disclosures. The Company’s two founders, who serve as Chief Executive Officer and Chief Operating Officer, collectively serve as the Company’s Chief Operating Decision Maker (“CODM”) and assess segment performance based on gross and net revenue, operating profit or loss, and operating expenses.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., its wholly-owned subsidiary, CNote Lending, LLC.

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified for the year ended December 31, 2024 to conform to the presentation for the year ended December 31, 2025.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC.

F-12

The Company will adopt ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax” for presentation of financial statements as of and for the year ended December 31, 2026. The Company will adopt ASU 2025-05, “Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” as of and for the year ended December 31, 2026. The Company will implement ASU 2024-03 “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” for presentation of financial statements as of and for the year ended December 31, 2027. The Company is determining the expected impacts of adoption of these updates.

The Company believes other pending ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – LOANS HELD FOR INVESTMENT AND INTEREST RECEIVABLE

Loans held for investment represent the principal amounts of outstanding loans the Company has made to CFOs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CFO borrowers.

As of December 31, 2025, the Company has outstanding loans and interest receivable from 39 CFO borrowers in the gross carrying amount of approximately $65,268,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 1.5% to 4.8% per annum. Interest on the loans is due according to each loan’s contractual terms, which range from monthly payment of interest to interest due at maturity. The loans mature in 30 to 96 months and may be prepaid by the borrower at any time without penalty. For loans with 30-month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4.

During the year ended December 31, 2025, the Company was repaid approximately $18,566,000 on the principal of loans held for investment which were used to repay notes payable.

As of December 31, 2024, the Company had outstanding loans and interest receivable from 39 CFO borrowers totaling approximately $70,624,000. During the year ended December 31, 2024, the Company was repaid approximately $7,617,000 on the principal of loans held for investment which were used to repay notes payable.

Capital received from our investors funds loans to CFOs proportionally, and loan repayments received are used to repay notes payable using the same proportions, without preference to either accredited or non-accredited investors.

During the years ended December 31, 2025 and 2024, matured loan principal and interest totaling approximately $9,715,000 and $11,724,000, respectively, were renewed as new loans to the borrower at then-prevailing interest rates and in compliance with CNote’s underwriting policies.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve totaled $106,455 and $90,006 as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, all loans were contractually current and no loans had been placed on nonaccrual status. No loans were modified during the years ended December 31, 2025 and 2024.

The table below summarizes the changes in the allowance for credit losses for the years ended December 31, 2025 and 2024:

Allowance for loan losses, December 31, 2023	$81,522
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	8,484
Allowance for loan losses, December 31, 2024	$90,006
Loans charged off	-
Recoveries of previously charged off loans	-
Net charge-offs	-
Provision for loan losses	16,449
Allowance for loan losses, December 31, 2025	$106,455

F-13

As of December 31, 2025, loans held for investment have approximate contractual maturities as follows:

Year Ending December 31,

2026	$31,191,000
2027	9,625,000
2028	16,620,000
2029	1,450,000
2030	4,515,000
Total	$63,401,000

NOTE 4 – NOTES PAYABLE AND INTEREST PAYABLE

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CFO loans held for investment (Note 3) and short-term investments in CFOs under the Company’s cash management program.

As of December 31, 2025 and 2024, gross notes payable totaled approximately $69,054,000 and $77,403,000, respectively. Notes issued to investors in the Company’s CFO loans mature in 30 to 96 months and earn interest at the rate of 1.0% to 4.0% per annum. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CFOs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter.

The Company has adopted fair value presentation for payment-dependent notes payable issued under Regulation D. These notes are available only to accredited and institutional investors and under the terms of the notes are dependent upon repayment of a portion of the Company’s loans to CFOs. The amount and term to maturity of loans funded by these notes match the underlying note. If the loan is repaid in accordance with its terms, the note will be repaid in full according to its terms. If the loan does not fully perform, investors in payment-dependent notes will receive payment of the pro-rata portion of any payments received on the loan. Accordingly, the Company has presented payment-dependent notes at their fair value as represented by the note amount less the amount of loan loss reserve recorded against the related loan receivable from CFOs, at a rate of one percent, as described in Note 2. At December 31, 2025 and 2024, the Company has recorded a valuation adjustment for notes subject to this presentation in the amount of $527,551 and $603,149, respectively.

As of December 31, 2025, notes payable mature approximately as follows:

Year Ending December 31,
2026	$36,730,000
2027	9,562,000
2028	16,742,000
2029	1,625,000
2030	4,395,000
$69,054,000

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company or any of its officers.

F-14

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2025 and 2024:

	2025	2024
Current tax provision
Federal	$-	$-
State	800	1,600
Total	$800	$1,600

Deferred tax provision (benefit)
Federal	$(215,000)	$(490,000)
State	(91,000)	(207,000)
Valuation allowance	306,000	697,000
Total	$-	$-
Total provision for income taxes	$800	$1,600

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2025 and 2024, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Deferred tax asset attributable to:
Net operating loss carryover	$4,278,000	$3,893,000
Temporary differences	(63,000)	16,000
Valuation allowance	(4,215,000)	(3,909,000)
Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets increased to $4,215,000 and $3,909,000 during the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025 and 2024, the deferred tax provision was calculated using the applicable Federal and State of California tax rates of 21.00% and 8.84%, respectively. The difference between the stated tax rates and the effective tax rate is primarily due to the establishment of a full valuation allowance on the deferred tax assets.

Based on federal tax returns filed, or to be filed, through December 31, 2025, the Company has available approximately $14,338,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards of approximately $485,000 start to expire in 2036 or 20 years for federal income tax reporting purposes. Under the CARES Act, net operating loss carryforwards of approximately $13,853,000 arising from tax years beginning after 2017 can be carried forward indefinitely. The Company’s net operating loss carryforwards will begin to expire in 2036 for state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2021. The Company currently is not under examination by any tax authority.

F-15

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2025, the Company is authorized to issue 21,425,685 shares of Preferred Stock, each having a par value of $0.00001. Of such Preferred Stock, 10,573,844 shares are designated as “Series A Preferred Stock” with a liquidation preference of $0.8748, 4,857,827 shares are designated as “Series Seed-1 Preferred Stock” with a liquidation preference of $0.7062, 1,601,857 shares are designated as “Series Seed-2 Preferred Stock” with a liquidation preference of $0.60835, 3,948,339 shares are designated as “Series Seed-3 Preferred Stock” with a liquidation preference of $0.56496, and 443,818 shares are designated as “Series Seed-4 Preferred Stock” with a liquidation preference of $0.40557. The Preferred Stock is convertible to Common Stock at a one for one basis at the option of the holder, ranks pari passu with Common Stock with respect to dividends (other than dividends on shares of Common Stock payable in Common Stock) and payments in the event of any voluntary or involuntary dissolution or winding up of the Company. In the event of a Deemed Liquidation Event, as defined in the Company’s Certificate of Incorporation, holders of Preferred Stock shall be entitled to receive preferential payment, before any distribution or payment is made to holders of Common Stock, of an amount defined as the Liquidation Amount in the Company’s Certificate of Incorporation. Each holder of Preferred Stock has voting rights equal to the number of shares of Common Stock into which the holder’s Preferred Stock is convertible as of the record date for determining voting eligibility.

As of December 31, 2025, 20,378,401 shares of Preferred Stock, comprised of 9,526,560 shares of Series A Preferred Stock, 4,857,827 shares of Series Seed-1 Preferred Stock, 1,601,857 shares of Series Seed-2 Preferred Stock, 3,948,339 shares of Series Seed-3 Preferred Stock, and 443,818 shares of Series Seed-4 Preferred Stock, are issued and outstanding.

As of December 31, 2024, 19,139,449 shares of Preferred Stock, comprised of 8,287,608 shares of Series A Preferred Stock, 4,857,827 shares of Series Seed-1 Preferred Stock, 1,601,857 shares of Series Seed-2 Preferred Stock, 3,948,339 shares of Series Seed-3 Preferred Stock, and 443,818 shares of Series Seed-4 Preferred Stock, were issued and outstanding.

Common Stock

The Company is authorized to issue 40,400,000 shares of Common Stock, each having a par value of $0.00001. As of December 31, 2025 and 2024, 6,842,897 shares of Common Stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan was amended in 2020 and 2022 to increase the number of shares of Common Stock authorized thereunder. The 2018 Equity Incentive Plan, as amended, provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 9,012,207 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan, as amended. The 2018 Equity Incentive Plan, as amended, is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

In 2025, the Company granted 92,089 stock options under the 2018 Equity Incentive Plan, as amended, to an advisor. The granted options had an exercise price of $0.25, expire ten years from the date of the grant, and vest over two years.

The stock options were valued at a total grant date fair value of $12,892 using the Black-Scholes pricing model as indicated below:

Expected life	4.3 years
Risk-free interest rate	4.0%
Expected volatility	68.7%
Annual dividend yield	0%
Fair value of common stock	$0.14

F-16

Options granted during 2025 had a weighted average grant date fair value of $0.14 per share and vesting period of 24 months.

In 2024, the Company granted 614,050 stock options under the 2018 Equity Incentive Plan, as amended, to various advisors and employees. The granted options had an exercise price of $0.12, expire ten years from the date of the grant, and vest over four years.

The stock options were valued at a total grant date fair value of $42,984 using the Black-Scholes pricing model as indicated below:

Expected life (range)	4.4-4.6 years
Risk-free interest rate (range)	4.3-4.4%
Expected volatility (range)	67.0-67.6%
Annual dividend yield	0%
Fair value of common stock	$0.12

The expected life of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

No Stock Purchase Warrants were granted in 2025 or 2024.

At December 31, 2025, Common Stock Purchase Warrants for the purchase of 1,555,000 shares were vested and outstanding. As of December 31, 2025, these warrants have a weighted average exercise price of $0.10 per share and a weighted average remaining life of 5.1 years.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2025 and 2024 was as follows:

Shares Available for Grant
Balance at December 31, 2023	3,273,451
Options granted	(614,050)
Options canceled or expired	290,197
Balance at December 31, 2024	2,949,598
Options granted	(92,089)
Options canceled or expired	234,499
Balance at December 31, 2025	3,092,008

F-17

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2025 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2024	5,634,186	$0.18	4.8
Granted	92,089	0.25
Canceled or expired	(234,499)	0.14
Balance at December 31, 2025	5,491,776	$0.18	3.7

At December 31, 2025, options for the purchase of 4,516,238 shares at a weighted average price of $0.18 per share and a weighted average remaining contractual life of approximately 3.7 years were vested and exercisable.

Expense for the issuance of stock options and warrants for the years ended December 31, 2025 and 2024 was $134,635 and $128,224, respectively. This expense was recorded in the Company’s consolidated statements of operations as follows:

	2025	2024
Salaries and employee benefits	$118,784	$118,866
Professional services	15,851	9,358
	$134,635	$128,224

The Company will recognize the remaining value of the options through 2028 as follows:

2026	$87,022
2027	10,178
2028	354
Total	$97,554

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 24, 2026, the issuance date of these consolidated financial statements.

There have been no events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-18

GLOSSARY OF DEFINED TERMS

Term	Definition
Act	The Securities Act of 1933, as amended.
CDFI	A Community Development Financial Institution certified by the U.S. Department of the Treasury.
CFO	A community finance organization.
Company	CNote Group, Inc., a public benefit corporation formed under the laws of Delaware.
Investor	Anyone who purchases a Note in the Offering.
Notes	The promissory notes being issued to Investors in this Offering.
Offering	The offering of Notes to the public pursuant to this Offering Circular.
Offering Circular	This Offering Circular, which includes information about the Company, the Notes, and the Offering.
Platform	The website located at https://www.mycnote.com.
SEC	The United States Securities and Exchange Commission.

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PART III – EXHIBITS

CNote Group, Inc.

2323 Broadway, Oakland, CA 94612

(510) 431-2422

https://www.mycnote.com

July 22, 2026

The following Exhibits are filed as part of this Offering Statement:

Exhibit	Description
Exhibit 1A-2A	Certificate of Incorporation and Amendments
Exhibit 1A-2B	Bylaws
Exhibit 1A-6A	Subscription Agreement
Exhibit 1A-6B	Form of Note
Exhibit 1A-6C	Northern Trust Agreement
Exhibit 1A-11	Consent of Independent Auditor
Exhibit 1A-12	Legal Opinion of Lex Nova Law LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on July 22, 2026.

CNOTE GROUP, INC.

By	/s/ Catherine Berman
Catherine Berman, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Catherine Berman	July 22, 2026
Catherine Berman, Chief Executive Officer, President, Director

/s/ Yuliya Tarasava	July 22, 2026
Yuliya Tarasava, Chief Operating Officer,
Treasurer, Secretary, Director

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